NEWS RELEASE
BROOKFIELD PROPERTIES ANNOUNCES
NEW MANAGEMENT POSITIONS
NEW YORK, December 1, 2006 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced seven senior management appointments in the area of development and in the company’s various regions.
Development
Joshua J. Sirefman has been named Senior Vice President, U.S. Development, effective January 2007. Sirefman is leaving his position as head of the New York City Economic Development Corporation. In his new role at Brookfield Properties, Sirefman will be responsible for leading the company’s development efforts across the United States with a primary focus on New York City. Prior to rejoining EDC, Sirefman served as Director of the Office of Economic Development and Rebuilding and Chief of Staff to Deputy Mayor Daniel L. Doctoroff. As a senior member of the Bloomberg administration since 2002, he played an integral role in the creation and implementation of New York City’s real estate, land use and economic development policies and strategies.
Ryk Stryland has been appointed Senior Vice President, Development, Canada, responsible for leading the construction and lease-up of Brookfield Properties’ developments across Canada, including the completion of downtown Toronto’s newest premier office complex, the Bay Adelaide Centre. Stryland has extensive experience in real estate development, financing, leasing, acquisition and management, most recently at RT/Redcliff Realty Advisors, where he was responsible for the acquisition and disposition of real estate investments for the company’s Canadian pension fund clients.
“With a development pipeline of fifteen million square feet across the U.S. and Canada, we are very excited to have Josh and Ryk on board to execute our plans,” commented Ric Clark, President & CEO of Brookfield Properties Corporation. “The knowledge and experience they bring to these positions will be of tremendous value to Brookfield Properties.”
Brookfield Properties also announced the promotion of Sabrina Kanner to Senior Vice President, Design & Construction. Kanner will oversee the construction of development projects in the U.S., as well as design across the U.S. and Canada. Kanner has been with Brookfield Properties and its predecessor companies for more than two decades; she has been responsible for many notable projects including the rebuilding and reopening of the Winter Garden one year after the events of September 11, 2001.

Larry Graham, Executive Vice President, Development, oversees development in the U.S. and coordinates Brookfield Properties’ development efforts company-wide.
Regional Heads
Brookfield Properties announced the appointment of three regional heads in the U.S. following the completion of the Trizec acquisition. The three U.S. regional heads will report to Dennis Friedrich, President & COO, U.S. Commercial Operations
Paul H. Layne has been named Executive Vice President and Head of the Houston Region. Layne was previously Executive Vice President of the Southwest Region for Trizec Properties, a position he held since 1998. Layne joined the predecessor company, TrizecHahn, in 1994. With more than 20 years’ experience in commercial real estate, Layne is responsible for Brookfield Properties’ 7.4 million square feet of assets in downtown Houston, a market in which Brookfield is the largest office owner.
Anthony J. Manos has been named Senior Vice President and Head of Southern California Region. Manos was named Senior Vice President of the Southern California Region for Trizec Properties in March 2006, prior to which he was responsible for commercial and mixed use development for the Westfield Corporation. With more than two decades of experience in West Coast commercial real estate, Manos will oversee Brookfield Properties’ Los Angeles managed portfolio which comprises 4.5 million square feet, primarily in downtown LA.
Paul L. Schulman has been named Senior Vice President, Leasing and Asset Management, Washington, D.C. Region. Schulman was previously Regional Vice President for Trizec Properties. Schulman has more than 15 years’ experience in the commercial real estate market, having joined Trizec in 1998, prior to which he was with the JBG Companies. Schulman will oversee Brookfield’s portfolio of 6.7 million square feet in the metropolitan D.C. area.
In Canada, Stefan Dembinski has been named Senior Vice President, Asset Management, Eastern Canada, where he is responsible for Brookfield’s portfolio of 12 million square feet. Dembinski previously worked at BMO Financial where he developed and executed the long-term strategic plan for a 12 million square foot portfolio in Canada and the U.S., prior to which he was in the finance and investment group at Reichman International and TrizecHahn.
Dembinski reports to Tom Farley, President & COO of Brookfield Properties’ Canadian Commercial Operations
“The expertise of these top real estate professionals will be well-utilized as we continue to grow our company. These talented leaders have the knowledge and experience to execute our strategy of pro-active asset management, selective acquisitions and advancement of our development projects,” concluded Clark.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of 106 commercial properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in New York City, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 15 million square feet of high-quality, centrally-located development properties. The company trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations & Communications, tel: (212) 417-7215; email: mcoley@brookfieldproperties.com
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.